Special Shareholder Meeting

On February 16, 2011, a Special Meeting of the
shareholders of the Nationwide Large Cap
Value Fund was held.  The matter considered at
the meeting, together with the actual tabulations
relating to such matter is as follows:

Proposal 1

To approve the Plan of Reorganization, dated
February 25, 2011, that will have the effect of
reorganizing the Nationwide Large Cap Value
Fund with and into the Nationwide Fund.

Nationwide Large Cap Value Fund
 For-710,362 shares
 Against-28,801shares
 Abstain-104,582shares

2